February 26, 2025

Keith W. Landis
CEO & President
BA Credit Card Funding, LLC
1000 Samoset Drive
DE5-021-02-11
Newark, Delaware 19713

       Re: BA Credit Card Funding, LLC
           BA Credit Card Trust
           BA Master Credit Card Trust II
           Registration Statement on Form SF-3
           Filed January 29, 2025
           File Nos. 333-284577, 333-284577-01 and 333-284577-02
Dear Keith W. Landis:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
2. We note your disclosure regarding BA Master Credit Card Trust II's ability to issue additional certificates from time to time, but which are not being registered at this time. Please confirm that any additional issuance of securities issued by BA Master
       Credit Card Trust II will be registered on a separate registration statement or exempt.
 February 26, 2025
Page 2

Cover Page

3. We note your statement on the prospectus cover page, in the section entitled
       "Forward-Looking Statements," that you undertake no obligation to update publicly or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
Prospectus Summary
Interest Payments, page 17

4. The website address listed in the definition of "FRBNY's Website" on page 20 does not appear to be a functioning website. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal
       Reserve Bank of New York's website.
Master Trust II
The Receivables, page 168

5. We note your disclosure states that "[t]he receivables in master trust II may include receivables that are contractually delinquent." Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.
Part II
Item 14. Exhibits., page II-3

6. Please file the Certificate of Formation of BA Credit Card Funding, LLC as currently in effect and any amendments thereto. Refer to Item 601(b)(3)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donial Dastgir at 202-551-3039 or Benjamin Meeks at 202-551-7146
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance